Exhibit 99.2

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

1.	RENEWAL OF CAPS OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2015 TO 2017

2.	REVISED CAP OF THE RELEVANT CATEGORY OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2014

The Company and the Board of Directors warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.

Note: This announcement is made pursuant to the requirements of Chapter 14A of the HKEx Listing Rules and Rules 10.2.12 and 16.1 of the Shanghai Listing Rules.

RENEWAL OF CAPS OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2015 TO 2017

References are made to the circular of the Company dated 5 September 2011 in relation to the Continuing Connected Transactions and the announcement of the Company dated 27 and 28 June 2013 on websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively in respect of revising certain annual caps of the Continuing Connected Transactions. At the extraordinary general meeting of the Company held on 20 October 2011, the Independent Shareholders approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2014.

The Company would continue the Continuing Connected Transactions after 31 December 2014 and therefore will, in accordance with the HKEx Listing Rules, comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2015 to 31 December 2017), including disclosing further information thereof in this announcement and seeking approvals from the Independent Shareholders for the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Caps).

REVISED CAP OF THE RELEVANT CATEGORY OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2014

References are made to the announcements of the Company dated 25 and 26 August 2011 on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively in relation to the Continuing Connected Transactions.

The Company has closely monitored the performance of the Continuing Connected Transactions. The Board considers that the existing annual cap in respect of the Relevant Category of Continuing Connected Transactions of 2014, may not be able to satisfy the Group’s requirements for the whole year. The Board therefore proposes that the existing annual cap for the Relevant Category in respect of 2014 (i.e. the Revised 2014 Caps) be revised in order to cater for the Group’s demand for the year ending 31 December 2014. The Revised 2014 Caps are subject to disclosure requirements under the HKEx Listing Rules and the Shanghai Listing Rules.

APPROVAL BY BOARD OF DIRECTORS AND INDEPENDENT SHAREHOLDERS

On 27 and 28 August 2014, the third meeting of the sixth session of the Board was convened by way of a physical meeting, at which the non-connected Directors unanimously approved the resolution on renewing and revising the abovementioned caps. Each of Mr. Zhou Jiping, Mr Liao Yongyuan, Mr Wang Dongjin, Mr Yu Baocai, Mr Shen Diancheng, Mr Liu Yuezhen and Mr. Liu Hongbin has abstained from voting in view of their position as connected directors. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned.

CNPC is a controlling shareholder of the Company. By virtue of the above, CNPC is a connected person of the Company under the HKEx Listing Rules and the Shanghai Listing Rules. Transactions between the Company and CNPC constitute connected transactions of the Company under the HKEx Listing Rules and the Shanghai Listing Rules. The New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions are subject to approval by the Independent Shareholders under the HKEx Listing Rules and the Shanghai Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolutions approving the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions under the Comprehensive Agreement.

The Audit Committee of the Board gave advices to the Board of Directors of the Company about the New Comprehensive Agreement and Proposed Caps of the Non-Exempt Continuing Connected Transactions. The Board of Directors of the Company (including the independent non-executive directors) has reviewed the advices and is of the view that such transactions are in the ordinary course of business of the Company, and have been entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties. It is also of the view that such transactions are fair and reasonable to, and in the interest of, the Company and the Shareholders as a whole. On such basis, the Board of Directors of the Company suggests the Independent Shareholders of the Company to consent to such transactions.

Further, an Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions, and the Independent Financial Advisor has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

CIRCULAR, VIEWS OF THE INDEPENDENT BOARD COMMITTEE AND ADVICE OF THE INDEPENDENT FINANCIAL ADVISOR

In accordance with the HKEx Listing Rules, the views of the Independent Board Committee as well as the advice of the Independent Financial Advisor to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions will be stated in a circular to be despatched to the Shareholders.

A circular to the Shareholders containing, amongst other things, further information on the terms of the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of the Independent Financial Advisor, together with a notice to convene the Extraordinary General Meeting to approve the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions, is expected to be issued to the Shareholders on or before 10 September 2014.

1.	RENEWAL OF CAPS OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2015 TO 2017

1.1	Background

References are made to the circular of the Company dated 5 September 2011 in relation to the Continuing Connected Transactions and the announcements of the Company dated 27 and 28 June 2013 on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively revising certain annual caps of the Continuing Connected Transactions. At the extraordinary general meeting of the Company held on 20 October 2011, the Independent Shareholders approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2014.

The Company would continue the Continuing Connected Transactions after 31 December 2014 and therefore will, in accordance with the HKEx Listing Rules, comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2015 to 31 December 2017), including disclosing further information thereof in this announcement and seeking approvals from the Independent Shareholders for the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Caps).

1.2	Continuing connected transactions under the New Comprehensive Agreement

1.2.1	The New Comprehensive Agreement

The Company and CNPC entered into the Comprehensive Agreement on 25 August 2011, which was effective from 1 January 2012 and valid for a term of three (3) years for the provisions (1) by the Group to CNPC and (2) by CNPC to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiaries and relevant units (including their respective subsidiaries, branches and relevant units). On 28 August 2014, the Company and CNPC entered into the New Comprehensive Agreement, and the material terms are as follows:

(1)	Products and services to be provided by the Group to CNPC/Jointly-held Entities

(a)	Products and services including those relating to refined oil products, chemical products, natural gas, crude oil, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection, entrusted management and other products and services as may be requested by CNPC for its own consumption, use or sale from time to time; and

(b)	Financial services provided by the Group to Jointly-held Entities, including but not limited to provision of entrustment loans and guarantees.

(2)	Products and services to be provided by CNPC to the Group

The products and services to be provided by CNPC to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC. They have been grouped together and categorised according to the following types of products and services:

(a)	Construction and technical services, mainly associated with products and services to be provided at the stage prior to commission and production, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering design service;

(b)	Production services, mainly associated with products and services to be provided after the formal commission and production has taken place, arising from the day-to-day operations of the Group, including but not limited to crude oil, natural gas, refined oil products, chemical products, water supply, electricity supply, gas supply and communications;

(c)	Material supply services, mainly involving the agency services on the procurement of materials both before and after commission and production, including but not limited to purchase of materials, quality control, storage of materials and delivery of materials, which by virtue of its nature, are not covered in the construction and technical services and production services referred to above;

(d)	Social and ancillary services, including but not limited to security system services, education, hospitals, property management, staff canteen, training centers and guesthouses; and

(e)	Financial services, including loans and other financial assistance, deposits services, entrustment loans, settlement services and other financial services.

1.2.2	General principles

The New Comprehensive Agreement requires in general terms that:

•	the quality of products and services to be provided should be satisfactory to the recipient;

•	the price at which such products and services are to be provided must be fair and reasonable; and

•	the terms and conditions on which such products and services are to be provided should be no less favourable than those offered by independent third parties.

1.2.3	Pricing determination

The New Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the New Comprehensive Agreement. The pricing determination of the New Comprehensive Agreement primarily remains consistent with that of the Comprehensive Agreement, except for those provisions required to be detailed pursuant to the guidance letters of the Hong Kong Stock Exchange. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

(a)	government-prescribed price (this applies to products and services such as refined oil products, natural gas, refinery and chemical construction, engineering design, project monitoring and management, water supply, electricity supply, gas supply and heat supply (plus diversion costs in respect of supply of water, electricity, gas and heat)); or

(b)	where there is no government-prescribed price, then according to the relevant market prices (at present, this applies to products and services such as crude oil, chemical products, asset leasing, repair of machinery, transportation and purchase of material, etc.); or

(c)	where neither (a) nor (b) is applicable, then according to:

(i)	the actual cost incurred (at present, this applies to products and services such as library information and filing, maintenance of roads, retirement management and reemployment service centre); or

(ii)	the agreed contractual price, being the actual cost for the provision of such product or service plus an addition of not more than:

(1)	15 per cent of the cost for certain construction and technical services (at present, this applies to products and services such as geological surveying, drilling, well cementing, logging, mud logging, well testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

(2)	3 per cent of the cost for all other types of products and services priced (at present, this applies to products and services such as downhole operations, equipment repairing and supporting, equipment antiseptic testing and research, technical services, communications, firefighting, quality inspection, storage of materials, delivery of materials and training centres).

(d)	with regards to certain special products and services, the following pricing principles are adopted:

(i)	for public engineering services (means engineering service in relation to oil regions, factory roads, municipal facilities, civil construction and public facilities), in accordance with the set quotas and pricing standards (the quotas specified by the People’s Government of respective provinces, autonomous regions or municipalities) if the same have been set uniformly by the government; and via public tendering if no such quotas and pricing standards have been set;

(ii)	for security system services, the price shall not be more than the Company’s actual expense incurred on security system in 1998;

(iii)	for educational, medical and cultural promotional services, reasonably proportioned between the Company and CNPC with reference to CNPC’s actual expenses incurred on educational, medical and cultural promotional service and the share of benefits between the Company and CNPC in 1998; prices for subsequent periods shall not be more than the Company’s share of expenses incurred on educational, medical and cultural promotional services calculated in accordance with the aforementioned formula in 1998, and shall decrease progressively; and

(iv)	retirement management and re-employment service centre, reasonably proportioned between CNPC and the Company with reference to the cost for such services and the share of benefits between CNPC and the Company, and shall decrease progressively.

The definition of “government-prescribed price” refers to the price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organisation or structure) or other regulatory departments; or

The “government-prescribed price” for different products and services is determined with reference to the following, which the Company and CNPC have already implemented but detailed disclosure is required pursuant to the guidance letters of the Hong Kong Stock Exchange:

Type of product/service with “government- prescribed prices”	Basis for price determination
Refined oil products	According to the Circular of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge [2013] No. 624) issued by the National Development and Reform Commission on 26 March 2013, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel, to special users such as social wholesale enterprises, railway and transportation, etc., shall be government-prescribed prices; the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, and the factory price of aviation gasoline and aviation kerosene, shall be government-prescribed prices. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission prescribes the maximum retail price of gasoline and diesel for all provinces (autonomous regions, municipalities) or central cities, and the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, as well as the factory price of aviation gasoline.

Natural gas	According to the Circular of the National Development and Reform Commission on the Adjustment of Natural Gas Prices (Fa Gai Jia Ge [2013] No. 1246) issued by the National Development and Reform Commission on 28 June 2013, adjustments to the price of natural gas is part of the gate station process, and the gate station price is subject to government-prescribed prices which shall be the price ceilings. The supplying party and requisitioning party can negotiate the exact price within the price ceilings prescribed by the government.

Refinery and chemical construction	For the construction phases, prices shall be determined by standards prescribed by the People’s Government of the respective province, autonomous region and municipalities directly under the Central Government. For the installation phase, prices shall be determined by industrial standards.

Engineering design	In accordance with the Charge Standards on Engineering Survey and Design (Ji Jia Ge [2002] No. 10), issued by the former National Planning Committee(1) and the former Ministry of Construction(2) on 7 January 2002, project survey and project design fees of construction projects shall, depending on the investment amount of the construction project, be determined by either government-prescribed prices or market-oriented prices. If the projected total investment for the construction project is RMB5 million or above, project survey and project design fees shall be determined by the government-prescribed prices, and if the projected total investment for the construction project is below RMB5 million, project survey and project design fees shall be determined by the market-oriented prices.

Project monitoring and management	According to the Circular on Construction Project Supervision and Related Services Management Regulations (Fa Gai Jia Ge [2007] No. 670) issued by the National Development and Reform Commission and the former Ministry of Construction(2) on 30 march 2007, supervision fees for mandatory supervision during the construction phase of a construction project pursuant to relevant regulations, shall be government-prescribed prices, while supervision fees for supervision during the construction phase of other construction projects, and supervision fees for supervision and related services during other phases of a construction project shall be market-oriented prices.

Water supply	In accordance with the National Guidelines on Water Tariffs (Ji Jia Ge [1998] No. 1810), issued by the former National Planning Committee(1) and the former Ministry of Construction(2) and revised by the National Development and Reform Commission and the former Ministry of Construction(2) on 29 November 2004, the urban water supply price shall be government-prescribed prices, and the specific pricing authority shall be executed based on the price management catalogue.

Electricity supply	In line with the Electricity Law issued by Standing Committee of the National People’s Congress on 28 December 1995 and revised on 27 August, 2009, for the power purchase price of a power network spanning different provinces, autonomous regions, or municipalities directly under the Central Government, as well as in a provincial power network and an independent power network, a proposal shall be made through consultation by the enterprises engaged in power production and power network operation, and shall be examined and approved by the pricing administrative department of the State Council; for the power produced by locally funded power production enterprises, if forming an independent power network within different regions of the province or generated for local use, the price shall be under the control of the People’s Governments of the province, autonomous region or municipality directly under the Central Government.

Gas supply	According to the Regulation on the Administration of Urban Gas, State Council Order No. 583 issued by the State Council on 19 October 2010, the pricing bureau of the People’s Government above the county level could prescribe and adjust the selling price for pipeline gas.

Heat supply	Prices for the supply of heat are prescribed by the local governments.

Notes:

1.	The former National Planning Committee was reorganized as the National Development and Reform Commission in 2003.
2.	The former Ministry of Construction was reorganized as the Ministry of Housing and Urban-Rural Development in 2008.

The definition of “market price” refers to the price determined in accordance with the following order:

(i)	with reference to the price charged, by at least two independent third parties, in areas where such type of service is provided and on normal terms in the area where the service of comparable scale is being provided at that time; or

(ii)	with reference to the price charged, by at least two independent third parties, in nearby areas where such type of service is provided and on normal terms in the area or country adjacent to the area where the service of comparable scale is being provided at that time.

Further, the New Comprehensive Agreement stipulates, among other things, that:

•	the loans and deposit services shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable to the Group than those provided by independent third parties; and

•	the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price.

Reference is made to the announcement of the Company dated 27 June 2013. The Board of Directors of the Company resolved that, due to business needs, CNPC provides the Company with financial leasing service as a subcategory of the current financial services provided in addition to the current continuing connected transaction in respect of financial services. Payments due from the Company shall include rental payable, pre-leasing interest and leasing service fees, etc. for such financial leasing service. Rental payable and pre-leasing interest shall be calculated with reference to the lease principal and the leasing interest rate. Leasing interest rate shall be determined by reference to the benchmark annual lending rate as promulgated by the People’s Bank of China from time to time. In respect of leasing service fee, reference will be made to rates chargeable by other major financial institutions for finance leases in connection with assets of a similar or the same type. The confirmation standard of rental payable, pre-leasing interest (if any) and leasing service fee (if any) will be determined on terms not less favourable than those offered to the lessee by other independent third parties.

1.2.4	Coordination of annual demand of products and services

Two months prior to the end of each financial year, both parties are required to prepare and submit to each other an annual plan detailing the estimated demand for products and services to be rendered in accordance with the New Comprehensive Agreement for the forthcoming financial year. Furthermore, one month prior to the end of each financial year, both parties are required to prepare and submit to each other a plan of provision of products and services to each other in accordance to the New Comprehensive Agreement.

1.2.5	Rights and obligations

The Group retains the right to choose to receive products and services, as contemplated under the New Comprehensive Agreement, from independent third parties where the terms and conditions as to price or quality of products or services offered by such third parties may be superior to those offered by CNPC.

In addition, the New Comprehensive Agreement does not require provision of products and services on an exclusive basis. Each party may provide products and services to other third parties, subject always to the obligation that each party must provide those products and services which may be required to be provided in accordance with the New Comprehensive Agreement and the annual plan then in force.

1.2.6	Term and termination

The New Comprehensive Agreement is valid for 3 years commencing 1 January 2015. During the term of the New Comprehensive Agreement, termination of the individual product and service implementation agreements may be effected from time to time by the parties to the product and service implementation agreements providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

In the event that the Company is unable to find an alternative product or service provider (which fact shall be communicated by the Company to CNPC from time to time), then unless permitted by the Company, CNPC must continue to provide such products or services.

1.2.7	Comparison between the New Comprehensive Agreement and the Comprehensive Agreement

Main revised terms and conditions of the New Comprehensive Agreement in comparison with the Comprehensive Agreement are as follows:

(i)	detail the terms and conditions in respect of risk operation services provided by CNPC to the Company by categorising risk operation service into two categories, conventional oil and gas risk operation service and unconventional oil and gas risk operation service, and further prescribe corresponding service fees for such services during the payback period and after the conclusion of the payback period in accordance with such categorisation;

(ii)	further specify the pricing principle for different products and services under government-prescribed pricing and market-orientated pricing;

(iii)	in respect of oil and gas supplied by the Company to CNPC, revise the pricing principle from government-prescribed pricing to market-oriented pricing for determining the price of the crude oil.

1.2.8	Internal control measures to ensure that the connected transactions be conducted in accordance with the New Comprehensive Agreement

The Company has established a series of measures, including connected transaction management methods, internal control management handbook and internal control assessment management methods, to ensure that the connected transactions are conducted in accordance with the New Comprehensive Agreement. Meanwhile, in order to monitor the completeness and effectiveness of the internal control measures in respect of the connected transactions in place, the internal control and risk management department of the Company and the external auditors shall conduct internal assessment and external assessment respectively on the Company’s internal control measures twice a year; the Audit Committee of the Board of the Company shall review the implementation of connected transactions twice a year and the Supervisory Committee of the Company shall also conduct random assessment on the financial information of the Company twice a year.

1.2.9	Advice from the Independent Financial Advisor and the Independent Board Committee

The independent non-executive Directors constituting the Independent Board Committee will give their view on the New Comprehensive Agreement after considering the advice from the Independent Financial Advisor on the Non-Exempt Continuing Connected Transactions, and their view will be given in the circular to be despatched to the Shareholders.

1.3	Rentals to be paid by the Group to CNPC in respect of land

The Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years. The Board believes that a term of 50 years is appropriate for the Land Use Rights Leasing Contract, since the Company is one of China’s largest petroleum companies engaging in exploration, development, production and sale of crude oil, natural gas and chemicals, the relevant land leases are of material significance of the Group’s operations. The long stability of a 50-year tenure is required to avoid the unnecessary disruption of its operations and such tenure conforms with normal business practices in the PRC property market. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted to reflect market conditions prevalent at such time of adjustment, including current market prices, inflation or deflation, as appropriate, and such other pertinent factors as may be considered in negotiating and agreeing to any such adjustment by agreement between the Company and CNPC.

Having regard to the operational need of the Company and changes in the property markets in the recent years, the Company entered into a supplemental agreement to the Land Use Rights Leasing Contract with CNPC on 25 August 2011, pursuant to which the parties reconfirmed the area of the leased land parcels, and the Company agreed to rent from CNPC parcels of land situated at 16 different provinces/municipalities with an area of approximately 1,782.97 million square metres. Further, the parties agreed to adjust the total rental payable in accordance to the reconfirmed area of leased land parcels and the current situation of the property market, and the adjusted annual rental fee (exclusive of tax and government charges) of the rented parcels of land shall be not more than RMB3,892 million. The expiry date of the Land Use Rights Leasing Contract as amended by the supplemental agreement would be the same as the original Land Use Rights Leasing Contract. The supplemental agreement will take effect from 1 January 2012 upon the approval of the Board. The Company and CNPC may, taking into consideration the production situation and the market situation of the Company, negotiate to revise the leased area and rental payable every three (3) years.

Having regard to the actual operational demand for land and changes in the property market in recent years, the Company and CNPC each issued a confirmation to the Land Use Rights Leasing Contract on 28 August 2014, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,777.2128 million square metres with rental payable adjusted to approximately RMB4,831.2131 million in accordance with the area of leased land parcels and the current situation of the property market. The Land Use Rights Leasing Contract shall remain unchanged, apart from the rental payable and the leased area. The confirmation shall be effective from 1 January 2015 after it is approved by the Company’s Board of Directors.

Savills Valuation and Professional Services Limited, an independent valuer, has reviewed the confirmation and has confirmed that the current rentals payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level. The date of valuation is 30 June 2014.

As the Independent Financial Advisor opined in their report when they were engaged for advising on the renewal of continuing connected transaction in August 2011, a lease term of 50 years is essential to the long term development of the Group and is in line with normal business practices. Therefore, the Directors (including independent non-executive directors) of the Company still consider that a lease term of 50 years is in line with normal business practices.

1.4	Rentals to be paid by the Group to CNPC in respect of buildings

The Company and CNPC entered into the Buildings Leasing Contract on 10 March 2000 and the Supplemental Buildings Leasing Agreement on 26 September 2002, pursuant to which CNPC has leased to the Company buildings with an aggregate gross floor area of 712,500 square meters, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemical products, etc. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these leased buildings. The Company and CNPC agreed to, based on their needs for production and operation or the changes of the market prices of the buildings, adjust the numbers and the sizes of the buildings leased under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years.

On 25 August 2011, the Company entered into an amended Buildings Leasing Contract, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres and adjust the annual rental payable for the buildings leased to approximately RMB770.2514 million. The expiry date of the amended Buildings Leasing Contract is the same as the Buildings Leasing Contract. The Company and CNPC may adjust the area of building leased and the rental payable every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental payable shall not exceed the comparable fair market price.

The Company and CNPC each issued a confirmation to the Building Leasing Contract on 28 August 2014, which adjusted the rental payable and the gross floor area for the buildings leased. The Company agreed to rent from CNPC buildings with an aggregate gross floor area of approximately 1,179,585.57 square metres with rental payable adjusted approximately RMB707.7131 million in accordance with the gross floor area leased and the current situation of the market. The Building Leasing Contract shall remain unchanged apart from the rental payable and the gross floor area leased. The confirmation shall be effective from 1 January 2015 after it is approved by the Company’s Board of Directors.

Savills Valuation and Professional Services Limited, an independent valuer, has reviewed the confirmation and has confirmed that the current rentals payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level. The date of valuation is 30 June 2014.

As in the August 2011 when the continuing connected transactions were renewed, the Board of Directors considered that a term of 20 years for the Building Leasing Contract was reasonable. The reason is that the Company is one of the largest petroleum companies in the PRC, which engages in the exploration, extraction, production and sales of crude oil, natural gas and chemical products, and the relevant building lease is of paramount importance to the business of the Group. Furthermore, a lease term of 20 years can avoid unnecessary suspension of the business. The Directors (including independent non-executive directors) of the Company still consider that a lease term of 20 years is in line with normal business practices.

1.5	Historical amounts, historical caps (including 2014), proposed caps and rationale

The Board has considered and proposed that the following proposed maximum values in respect of the Continuing Connected Transactions which will serve as the annual caps of the relevant transactions above for the period from 1 January 2015 to 31 December 2017:

Transaction categories	Historical amount	Historical caps (including 2014)	Proposed caps for 2015 to 2017	Basis of determination of the proposed caps
(1) Products and services to be provided by the Group to CNPC and Jointly-held Entities

(a) Products and services	For the two years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB70,410 million, RMB81,151 million and RMB54,460 million, respectively.	For the three years ending 31 December 2014, RMB152,541 million, RMB165,371 million and RMB184,099 million, respectively.	For the three years ending 31 December 2017, RMB179,863 million, RMB185,905 million and RMB195,310 million, respectively.

The proposed annual caps for the products and services to be provided by the Group to CNPC and Jointly-held Entities have been determined with reference to the historical transactions and transaction amounts in providing products and services by the Group to CNPC; the estimated business growth of the Group; the estimated business growth of CNPC; the potential fluctuations in the prices of crude oil, petrochemical products, natural gas and other oil products and services both in the international market and in the domestic market; and quantities of crude oil and natural gas reserves required (by CNPC as decreed by the government).

The Group is of the view that the proposed increase in annual cap is in line with the estimated development of the business of the Group and CNPC, and is determined based on principles of fairness and reasonableness.

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 and the difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 are mainly because both the Company and CNPC are large enterprises, with a large scale and large volumes. Since the three-year period of the continuing connected transactions, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. As such, the Company takes a flexible approach and reserves certain buffers and range when applying for the annual caps. Main details are as follows: (1) international trade accounts for a large proportion of this category of connected transactions, and uncertainty is far greater than other businesses; (2) considering that the Group and CNPC and most of their respective subsidiaries are located in the same region, the Group wishes to supply more products and services to CNPC in order to save logistic costs and improve efficiency. However, as there is competition from independent third parties that exist in the society, products and services actually provided by the Group to CNPC may be less than anticipated.

(b) Financial services	For the two years ended 31 December 2013 and the six months ended 30 June 2014, there were no transactions for financial services.	For the three years ending 31 December 2014, RMB21,329 million, RMB21,998 million and RMB23,157 million, respectively.	For the three years ending 31 December 2017, RMB32,579 million, RMB31,971 million and RMB31,362 million, respectively.

The proposed annual caps for the financial services, (including but not limited to guarantees and entrustment loans), to be provided by the Group to the Jointly-held Entities have been determined with reference to the business development and financing needs of the Jointly-held Entities; and the acquisition opportunities which may arise from time to time in the international market. The Group’s strategic objective is to become an international petroleum company with significant oil assets both onshore and offshore as well as in both the PRC and international markets. The Group is of the view that the provision of financial services to the Jointly-held Entities will enable them to have sufficient funding for future acquisition.

CNPC Finance provides entrustment loans and charges on entrustment loans are lower than the comparable market level. Further, CNPC Finance offers more convenience, efficiency and security than other commercial banks in the market in the loan approval processes and settlement efficiency.

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 and the difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 are mainly because the Group responds to acquisition opportunities that occur on the international market from time to time. Once it is confirmed that the Group will proceed with an acquisition, the capital needs are immense. As such the Company takes a flexible approach and reserves certain buffers and range when applying for the annual cap. Main details are as follows: (1) capital needs of jointly-held Entities may be obtained from other sources, therefore, the Group may not actually be required to provide financial services (including but not limited to guarantees and entrustment loans) to these jointly-held Entities; (2) acquisition targets that occur in the market may not be able to meet the acquisition expectations of the jointly-held Entities.

(2) Products and services to be provided by CNPC to the Group

(a) Construction and technical services	For the two years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB166,198 million, RMB175,511 million and RMB48,792 million, respectively.	For the three years ending 31 December 2014, RMB263,280 million, RMB278,320 million and RMB261,680 million, respectively.	For the three years ending 31 December 2017, RMB301,209 million, RMB302,950 million and RMB276,386 million, respectively.

The proposed annual caps for the provision of construction and technical services have been determined with reference to the completed transactions and transaction amounts for the construction and technical services provided by CNPC to the Group and the estimated business growth of the Company.

The Group has obtained construction and technical services from CNPC in the ordinary course of business, and as one of the most experienced companies in the world, the construction and technical services CNPC provided to the Group are quality services. CNPC is also one of the few companies in the PRC which provide quality petrochemical related construction and technical services. Meanwhile, it is estimated that the Group will introduce third parties to invest in and cooperate projects, resulting in the increase of the number and the growth of the scale of the projects in which the Group will invest. As such, the transaction scale with CNPC is expected to grow.

The Group is of the view that the proposed increase in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 and the difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 are mainly because both the Company and CNPC are large enterprises, with a large scale and large volumes. Since the three-year period of the continuing connected transactions, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. As such, the Company takes a flexible approach and reserves certain buffers and range when applying for the annual caps. Main details are as follows: CNPC’s competitiveness in the industry are comparably stronger as it has human resource advantages, technological advantages and cost advantages, etc. When forecasting the caps, the Group must consider the possibility that CNPC participates in all the projects, however, in reality, CNPC might not be able to participate in all the projects.

(b) Production services	For the two years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB144,967 million, RMB151,452 million and RMB73,352 million, respectively.	For the three years ending 31 December 2014, RMB220,081 million, RMB235,022 million and RMB253,476 million, respectively.	For the three years ending 31 December 2017, RMB284,362 million, RMB296,073 million and RMB309,909 million, respectively.	The proposed annual caps for the production services provided by CNPC to the Group have been determined with reference to the previous transactions conducted and transaction amounts in respect of production services provided by CNPC to the Group; the estimated business growth of the Group; and the potential fluctuations in the international and the PRC market prices of crude oil, petroleum and petrochemical products, as well as higher energy costs in the production process.

Production services mainly consist of water supply, electricity supply, gas supply and the supply of petroleum, natural gas and petrochemical products by CNPC and Jointly-held Entities to the Group. The Group is of the view that the proposed increase in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 and the difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 are mainly because both the Company and CNPC are large enterprises, with a large scale and large volumes. Since the three-year period of the continuing connected transactions is, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. As such, the Company takes a flexible approach and reserves certain buffers and range when applying for the annual caps. The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 is mainly because international trade accounts for a large proportion of this category of connected transactions, and uncertainly is far greater than other businesses. The difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 is mainly because due to the objective to maintain the quality of natural gas, CNPC is required to replace its natural gas reserve from time to time and supply the replaced natural gas to the Company to conduct production and sales activities. Therefore, this amount needs to be taken into consideration when determining the proposed caps.

(c) Material supply services	For the two years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB22,698 million, RMB22,137 million and RMB3,273 million, respectively.	For the three years ending 31 December 2014, RMB25,531 million, RMB24,129 million and RMB25,397 million (proposed to be revised to RMB40,132 million), respectively.	For the three years ending 31 December 2017, RMB42,346 million, RMB39,995 million and RMB40,977 million, respectively.

The annual caps for the supply of materials services paid by the Group to CNPC have been determined by reference to the estimated business growth of the Company; and increases in the volume of purchases by the Group.

CNPC is one of the leading buyers of petrochemical raw materials in the PRC. With the economy of scale and the collective bargaining power of CNPC, the centralized materials purchased by CNPC stabilises the purchase prices of the Company’s raw materials.

With the Company’s dominant position and the increase in the petroleum and petrochemical industries in PRC, as well as the increase in the size of business, these ongoing connected transactions and transaction amounts are expected to increase.

On the other hand, the Group is also involved in a number of pipeline and refinery construction projects in which CNPC provides to the Group material supply services.

The Group is of the view that the proposed increase in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 was minimal. The differences between the proposed annual caps and the historical amount incurred during 2012 to 2013 were mainly because the Group changed the way of managing materials procurement in some local subsidiaries of the Group; as a result, the information disclosure amount changed from only disclosing the agency fee to disclosing the full amount.

(d) Social and ancillary services	For the two years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB7,791 million, RMB7,554 million and RMB3,307 million, respectively.	For the three years ending 31 December 2014, RMB8,040 million, RMB8,040 million and RMB8,040 million, respectively.	For the three years ending 31 December 2017, RMB10,144 million, RMB10,626 million and RMB11,137 million, respectively.	A majority of the Group’s local subsidiaries are situated in isolated industry or mining zones, where no social and ancillary services are available from independent third parties on more favourable terms, if at all. It is therefore more convenient for CNPC to provide such services.

The proposed annual caps for social and ancillary services have been determined with reference to the previous transactions conducted and transaction amounts in respect of the social and ancillary services provided by CNPC to the Group, estimated growth of the Group’s business and possible future reforms to the social and ancillary services provided by CNPC. The Group is of the view that the proposed annual cap is in line with the development of the business of the Group, and is determined based on principles of fairness and reasonableness.

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 and the difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 are mainly because both the Company and CNPC are large enterprises, with a large scale and large volumes. Since the three-year period of the continuing connected transactions, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. As such, the Company takes a flexible approach and reserves certain buffers and range when applying for the annual caps in order to satisfy the needs of changes in the Group’s production operations

(e) Financial services (note 1)

(i) Aggregate of maximum daily deposits made by the Group with CNPC and the interests received in respect of these deposits	For the two years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB59,101 million, RMB66,914 million and RMB63,959 million, respectively.	For the three years ending 31 December 2014, RMB70,000 million, RMB70,000 million and RMB70,000 million, respectively (in which the aggregate of maximum daily deposits made by the Group with CNPC and the interest received in respect of these deposits shall be no more than RMB46,900 million).	For the three years ending 31 December 2017, RMB70,000 million, RMB70,000 million and RMB70,000 million, respectively (note 2).

The proposed annual caps for the financial services (aggregate of deposits and interests) provided by CNPC to the Group have been determined with reference to the estimated business growth of the Group; the Group’s historical cash flow and levels of deposits; the competitive interest rates offered by CNPC Finance, and other financial institutions.

In order to optimise cash flow management and capital efficiency of the Group and CNPC, CNPC Finance and other financial institutions provide a full range of financial services to the Group and CNPC. The Group is of the view that the proposed annual cap is in line with the development of the business of the Group, and is determined based on principles of fairness and reasonableness.

Fees and interest rates with respect to financial services provided by CNPC Finance are determined in accordance with the benchmark lending rates and fees promulgated by the People’s Bank of China, or other regulations by financial regulatory bodies (where applicable), and they are more favourable than those offered by independent third parties.

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 were minimal. The proposed annual cap is similar to historical amounts incurred.

(ii) Insurance, fees and expenses for entrustment loans, settlement services and other intermediary services	For the two years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB952 million, RMB1,213 million and RMB348 million, respectively.	For the three years ending 31 December 2014, RMB2,801 million, RMB2,925 million and RMB3,055 million, respectively.	For the three years ending 31 December 2017, RMB1,314 million, RMB1,972 million and RMB2,320 million, respectively.

To optimise cash flow management and capital efficiency of the Group, CNPC Finance and other financial institutions provide a full range of financial services to the Group.

Through captive insurance, property insurance and life insurance services provided by Generali China Insurance Co., Ltd. in which CNPC holds 51% issued share capital, CNPC Captive Insurance Co., Ltd. in which CNPC holds 51% issued share capital and Generali China Life Insurance Co., Ltd in which CNPC holds 50% issued share capital, the Group obtains broader and more in-depth access to different types of insurance, including property, personal injury and liability, etc.. This enhances the Group’s ability to manage risks.

Fees and interest rates with respect to financial services provided by CNPC Finance is determined in accordance with the benchmark lending rates and fees promulgated by the People’s Bank of China, or other regulations by financial regulatory bodies (where applicable). CNPC Finance offers interest rates, fee scale or other terms to the Group that are more favourable than those offered by independent third parties. Currently, settlement services provided by CNPC Finance (including bills of exchange, entrusted fund collection, online settlement, account management and fund management, etc.) are free of any service charge, and offer more simplicity and expediency in terms of approval process and settlement efficiency compared to other commercial banks in the market.

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 was mainly because both the Company and CNPC are large enterprises, with a large scale and large volumes. Since the three-year period of the Continuing Connected Transactions, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. As such, the Company takes a flexible approach and reserves certain buffers and range when applying for the annual caps.

The decrease in proposed annual caps in comparison with historical data is because the nature of part of the insurance purchased from Generali China Life Insurance Co., Ltd. is contribution to retirement funds, which is considered to be part of the remuneration paid to the employees, and does not involve any transaction between CNPC and the Group and such amount contributable to insurance premiums is not considered when determining the proposed cap as it does not constitute connected transaction.

(iii) Rentals and other fees paid in respect of financial leasing services	For the years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB193 million and RMB102 million, respectively.	For the two years ending 31 December 2014, RMB10,000 million and RMB10,000 million, respectively.	For the three years ending 31 December 2017, RMB10,000 million, RMB10,000 million and RMB10,000 million, respectively.	In order to maintain its scale of investment in development of oil and gas, major refining infrastructure, oil and gas storage and transportation facilities and of major pipelines and sales networks for refined products, the Company needs service support from financial companies which are capable of providing low cost, reliable fund-raising, financing and settlement services of high quality, flexibility and convenience, in such a way as to reconcile financial capital with industrial capital. Leveraging on the financial edge of Kunlun Leasing, the Group will be capable of deepening financing innovation, broadening sources of financing and ensuring timely and effective availability of capital required for the Group’s strategic development. The Group would further be able to refine the Group’s management of interest-bearing debt and match potential project investment return to fund-raising and financing capabilities, and capital operations to operating cash flows.

Kunlun Leasing is capable of providing the Company with more quality services at prices, terms and conditions which are more favorable than those offered by any other third-party financial institutions.

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 and the difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 are mainly because the Group will make arrangements on financing methods and combinations taking into consideration actual circumstances. During implementation, methods other than financial leasing may be used, and as a result there may be difference between the actual amount incurred and the anticipated caps.

(f) Rentals to be paid by the Group to CNPC in respect of land	For the year ended 31 December 2013, and the six months ended 30 June 2014, approximately RMB2,917 million (exclusive of tax and government charges) and RMB2,576 million (exclusive of tax and government charges) and RMB1,304 million (exclusive of tax and government charges) respectively.	For the three years ending 31 December 2014, RMB3,892 million (exclusive of tax and government charges), RMB3,892 million (exclusive of tax and government charges) and RMB3,892 million (exclusive of tax and government charges), respectively.	For the three years ending 31 December 2017, RMB4,831 million(exclusive of tax and government charges), RMB4,831 million(exclusive of tax and government charges) and RMB4,831 million, respectively (exclusive of tax and government charges).

The Board considers that the proposed caps on the rental of land parcels pursuant to the Land Use Right Leasing Contract and the supplemental agreement ensures that the Company achieves its business development plans. Each of the proposed annual caps comprises of the annual leasing fee (exclusive of tax and government charges) in accordance with the Land Use Rights Leasing Contract and the supplemental agreement. Savills Valuation and Professional Services Limited, an independent valuer, has conducted independent and objective appraisal on the lands leased to the Group, and is of the view that the rentals are not higher than the market level.

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 and the difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 are mainly because during the contractual period, members of the Group have the rights to terminate the lease in respect of land based on the prevailing circumstances.

(g) Rentals to be paid by the Group to CNPC in respect of buildings	For the two years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB357 million, RMB327 million and RMB145 million, respectively.	For the three years ending 31 December 2014, RMB771 million, RMB771 million and RMB771 million, respectively.	For the three years ending 31 December 2017, RMB708 million, RMB708 million and RMB708 million, respectively.

The Board considers that pursuant to the amended Buildings Leasing Contract, the proposed annual caps in respect of the building leases provided by CNPC to the Group can ensure that the Company achieves its business development plans. The proposed annual caps are in accordance with the amended Buildings Leasing Contract, and Savills Valuation and Professional Services Limited, an independent valuer, has conducted an independent and objective appraisal on the lands leased to the Group, and is of the view that the rentals are not higher than the market level.

The difference between the 2012 to 2013 annual caps and the actual amount incurred during 2012 to 2013 and the difference between the proposed annual caps and the historical amount incurred during 2012 to 2013 are mainly because members of the CNPC group who own one or more leased buildings may enter into individual building leasing contracts with members of the Group pursuant to the terms of the Building Leasing Contract. Members of the Group determine whether to enter into individual buildings leasing contracts taking into consideration the conditions offered by independent third parties on the market.

Notes:

1.	The New Comprehensive Agreement also provides for loans and other financial assistance to be provided by CNPC/Jointly-held Entities to the Group. These transactions are fully exempt from shareholders’ approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules, pursuant to the Rule 14A.90 of the HKEx Listing Rules. Please refer to paragraph 1.7.1 for details.
2.	Out of the said amounts, the aggregate of maximum daily deposits made by the Group with CNPC Finance and the interests thereon shall not exceed RMB56,642 million.

1.6	Reasons for and benefits of the Continuing Connected Transactions

China National Petroleum Corporation is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services, petroleum equipment manufacturing and logistical support services. The Company is a joint-stock company established during the reorganization of China National Petroleum Corporation on 5 November 1999. China National Petroleum Corporation injected the assets, liabilities and rights related to its core business into the Company, such as oil and gas exploration and development, oil refinement, petrochemical, sales and marketing, natural gas, pipelines and related scientific research, etc. CNPC is the sole promoter of the Company. The Company completed its offshore listing in April 2000 and CNPC continues to be the controlling shareholder of the Company. CNPC retained businesses related to the operation and production of petroleum and natural gas, such as construction and technical services, production services, material supply services, ancillary services, social services and financial services, etc. These businesses can provide a series of necessary services in relation to the production and operation of the Company and its subsidiaries and in relation to the livelihood of its employees. CNPC and its subsidiaries are equipped with talented employees, advanced technology and geographical advantages, and have been in a long-term cooperation relationship with the Group, therefore, the Company believes that the Continued Connected Transactions will be beneficial to the continued operation and development of the Group. This is mainly reflected in:

(a)	The construction technology, production and financial services provided to the Group by CNPC have competitive advantages over other service providers in the same industry in the PRC. CNPC has significant experience, technology and cost advantages when compared with other service providers.

(b)	The petroleum industry has its unique technological and quality requirements, and the oil and gas engineering and technological services provided by CNPC are of higher standards within the industry, which can satisfy the technological and quality standards of the projects invested in and operated by the Group. At the same time, high quality services can also reduce safety and environmental protection risks of the Group significantly.

(c)	Financial subsidiaries of CNPC focus on providing services to the Group and have strong financial capabilities. They have provided highly efficient financial services to the Group both domestically and abroad. For example, the commercial conditions of financial services provided by CNPC Finance to the Group are more advantageous than those provided by other commercial banks, details of which are described below:

(i)	CNPC Finance is the internal settlement, fund raising and financing and capital management platform of CNPC. CNPC provides deposit and other financial services to the Group through CNPC Finance and other financial institutions. The interest rate on deposits the Group places with CNPC Finance follows the benchmark rate determined by the People’s Bank of China.

(ii)	CNPC Finance lowered the costs of the Group through various mechanisms, such as offering interest rate and fee discounts and providing more efficient internal settlement. CNPC Finance provides the Group with certain interest rate discounts on loans issued by CNPC Finance to the Group which saved the Group a considerable amount in interest, and the loan process is convenient, timely and efficient. Furthermore, CNPC Finance utilizes its status as member of the China Foreign Exchange Trading Centre to develop businesses in the settlement, sales and conversion of foreign currency, which saved the Group a considerable amount in foreign exchange costs. Meanwhile, settlement services provided by CNPC Finance (including bills of exchange, entrusted fund collection, online settlement, account management and fund management, etc.) are free of any service charges, thus protecting the interests of the Group’s Shareholders to the largest extent possible.

(iii)	CNPC Finance is under the supervision of the China Banking Regulatory Commission as a major domestic non-bank financial institution, and has achieved the regulatory requirements as determined by regulatory indicators over the years. As at the end of 2013, CNPC Finance has total assets of RMB649.208 billion and achieved an income of RMB15.412 billion and a net profit of RMB6.477 billion, occupying a leading position among domestic counterparts. In 2013, CNPC Finance (HK) Limited, a wholly-owned subsidiary of CNPC Finance, obtained the sovereign rating assigned by an international rating agency. This is currently the highest credit rating obtained by domestic financial institutions.

(iv)	The Company considers that being familiar with the business and operation of the Group, the service provided by CNPC Finance is generally superior to the market level in terms of price and quality, with more efficiency, more convenient services and lower transaction costs. In particular, CNPC’s undertaking to act as the payer of last resort for CNPC Finance provides better security of funds as compared to external banks. Furthermore, the Company is in a position to benefit by virtue of owning 49% shareholding in CNPC Finance.

(d)	The Group’s main oil fields and refinement and production facilities are scattered across different regions, some of which are in remote areas with harsh operating conditions. CNPC and its subsidiaries can provide service and business support to the Group locally, and this to a large extent is beneficial to the Group’s continued development in such regions.

All in all, actual practices proved that the Continuing Connected Transactions benefit the continued operation and development of the Company.

The Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Company and CNPC, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group’s business; (b) the Continuing Connected Transactions have been conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the Proposed Caps are fair and reasonable and are the interests of the Company and the Shareholders as a whole. At the same time, the Continuing Connected Transactions do not harm the interests of the Company and the minority Shareholders; will not have an adverse effect on the Company’s current and future financial condition; and will not affect the Company’s independence.

The independent non-executive Directors constituting the Independent Board Committee will give their view on the Non-Exempt Continuing Connected Transactions and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions after considering the advice from the Independent Financial Advisor, and their view will be given in the circular to be despatched to the Shareholders.

1.7	Disclosure and independent shareholders approval requirements

1.7.1	Under the HKEx Listing Rules, loans and other financial assistance to be provided by CNPC to the Group, being financial assistance provided by a connected person for the benefit of the listed issuer on normal commercial terms (or better to the listed issuer) where no security over the assets of the listed issuer is granted in respect thereof, is fully exempt from shareholders’ approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules, pursuant to the Rule 14A.90 of the HKEx Listing Rules.

1.7.2	Under the HKEx Listing Rules, the following category of Continuing Connected Transactions is fully exempted from shareholders’ approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 0.1% under Rule 14A.76(1) of the HKEx Listing Rules:

(2)(g)	Rentals to be paid by the Group to CNPC in respect of buildings

1.7.3	Under the HKEx Listing Rules, the following categories of Continuing Connected Transactions are exempted from the independent shareholders’ approval requirement but are subject to the reporting and announcement requirements set out in Rule 14A.35 and Rule 14A.49 of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 5% under Rule 14A.76(2) of the HKEx Listing Rules:

(1)(b)	Financial services to be provided by the Group to CNPC/Jointly-held Entities

(2)(c)	Material supply services to be provided by CNPC to the Group

(2)(d)	Social and ancillary services to be provided by CNPC to the Group

(2)(e)(i)	Aggregate of the maximum daily amount of deposits made by the Group with CNPC and the total amount of interest received in respect of these deposits

(2)(e)(ii)	Insurance, fees and expenses for entrustment loans, settlement services and other intermediary services provided by CNPC to the Group

(2)(e)(iii)	Rental and other fees payable for the financial leasing services provided by CNPC to the Group

(2)(f)	Rentals to be paid by the Group to CNPC in respect of land

1.7.4	Under the HKEx Listing Rules, the following transactions are Non-Exempt Continuing Connected Transactions which are subject to the reporting, announcement and independent shareholders’ approval requirements:

(1)(a)	Products and services to be provided by the Group to CNPC/ Jointly-held Entities

(2)(a)	Construction and technical services to be provided by CNPC to the Group

(2)(b)	Production services to be provided by CNPC to the Group

The Non-Exempt Continuing Connected Transactions, being material connected transactions requiring independent shareholders’ approval, have been reviewed and consented to by the Audit Committee of the Board and by the Board in accordance with the SSE Guidelines on Connected Transactions. The Company will seek the Independent Shareholders’ approval at the Extraordinary General Meeting for the Non-Exempt Continuing Connected Transactions and the relevant proposed caps on the condition that:

(I)	the annual amount of each category of the Non-Exempt Continuing Connected Transactions shall not exceed the relevant proposed cap;

(II)	(i)	the Non-Exempt Continuing Connected Transactions will be entered into in the ordinary and usual course of business of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable than terms available to the Group from independent third parties; and

(ii)	the Non-Exempt Continuing Connected Transactions will be entered into in accordance with the New Comprehensive Agreement (for transactions (1)(a), (2)(a) and (2)(b)), and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the HKEx Listing Rules and the Shanghai Listing Rules in relation to each category of the Non-Exempt Continuing Connected Transactions.

2.	REVISED CAP OF THE RELEVANT CATEGORY OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2014

2.1	Background

References are made to the announcements of the Company dated 25 and 26 August 2011 on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively in relation to the Continuing Connected Transactions.

The Company has closely monitored the performance of the Continuing Connected Transactions. However, as the Company decided to change the way of managing materials procurement from certain local subsidiaries of the Group from only disclosing the agency fee to disclosing the full amount for the materials supplied, there has been a change in the calculation of the disclosure amount for the material supply category of Continuing Connected Transaction from certain local subsidiaries of the Group and the Board considers that the existing annual cap in respect of 2014 for the Relevant Category (i.e. the material supply category) of the Continuing Connected Transactions may not be able to satisfy the Group’s requirements for the whole year. The Board therefore proposes that the existing annual cap for the material supply category in respect of 2014 (i.e. the Revised 2014 Cap) be revised in order to cater for the Group’s demand for the year ending 31 December 2014. The Revised 2014 Cap is subject to announcement requirement under the HKEx Listing Rules and the Shanghai Listing Rules.

2.2	The Relevant Category

Products and services to be provided by CNPC to the Group

The products and services to be provided by CNPC to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC. They have been grouped together and categorised into various types. The Board has proposed to revise the annual cap in respect to the following type of products and services for the year ending 31 December 2014:

•	Material supply services, mainly involving the agency services on the procurement of materials both before and after commission and production, including but not limited to purchase of materials, quality control, storage of materials and delivery of materials, which by virtue of its nature, are not covered in the construction and technical services and production services referred to above.

2.3	Historical amounts, existing caps, Revised 2014 Cap and rationale of the Relevant Category

The Board has proposed that the following maximum transaction value for continuing connected transactions in respect of the Relevant Categories be set as the Revised 2014 Caps of such transactions:

Transaction Category	Historical amount	Existing 2014 annual cap	Revised 2014 Cap	Basis of determination of the Revised 2014 Cap
(2) Products and services to be provided by CNPC to the Group

(c) Material supply services	For the two years ended 31 December 2013 and the six months ended 30 June 2014, approximately RMB22,698 million, RMB22,137 million and RMB3,237 million, respectively	For the year ending 31 December 2014, RMB25,397 million	For the year ending 31 December 2014, RMB40,132 million	In order to improve management efficiency and to further standardize the management of information disclosure for material supply operations, the Company unified the calculation method for the disclosure amount. The calculation method for the disclosure amount for certain local subsidiaries’ material supply operations was changed from only disclosing the agency fee to disclosing the full amount for the materials supplied. As a result, the proposed amount this year has correspondingly increased.

The continuing connected transactions under the Relevant Category are and will be conducted in the ordinary and usual course of business of the Company. This category of transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Company and CNPC, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Relevant Category of the continuing connected transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group’s business; (b) the continuing connected transactions under the Relevant Category have been conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the Revised 2014 Cap for the Relevant Categories is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

2.4	Disclosure and independent shareholders’ approval requirements

Under the HKEx Listing Rules, the Revised 2014 Cap of the following category of the Continuing Connected Transaction is exempted from the independent shareholders’ approval requirement but is subject to the reporting and announcement requirements set out in Rules 14A.35 and Rule 14A.49 of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of the category is, on an annual basis, expected to be less than 5% under Rule 14A.76(2) of the HKEx Listing Rules:

(2)(c)	Material supply services provided by CNPC to the Group

The above continuing connected transactions will be entered into in the ordinary and usual course of business of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable than terms available to the Group from independent third parties, and in accordance with the relevant agreements and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the HKEx Listing Rules and the Shanghai Listing Rules in relation to the continuing connected transactions under the Relevant Categories.

3.	APPROVAL BY BOARD OF DIRECTORS AND INDEPENDENT SHAREHOLDERS

On 27 and 28 August 2014, the third meeting of the sixth session of the Board was convened by way of a physical meeting, at which the non-connected Directors unanimously approved the resolution on renewing and revising the abovementioned caps. Each of Mr. Zhou Jiping, Mr Liao Yongyuan, Mr Wang Dongjin, Mr Yu Baocai, Mr Shen Diancheng, Mr Liu Yuezhen and Mr. Liu Hongbin has abstained from voting in view of their position as connected directors. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned.

CNPC is a controlling shareholder of the Company. By virtue of the above, CNPC is a connected person of the Company under the HKEx Listing Rules and the Shanghai Listing Rules. Transactions between the Company and CNPC constitute connected transactions of the Company under the HKEx Listing Rules and the Shanghai Listing Rules. The New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions are subject to approval by the Independent Shareholders under the HKEx Listing Rules and the Shanghai Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolutions approving the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions under the Comprehensive Agreement.

The Audit Committee of the Board gave advices to the Board of Directors of the Company about the New Comprehensive Agreement and Proposed Caps of the Non-Exempt Continuing Connected Transactions. The Board of Directors of the Company (including the independent non-executive directors) has reviewed the advices and is of the view that such transactions are in the ordinary course of business of the Company, and have been entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties. It is also of the view that such transactions are fair and reasonable to, and in the interest of, the Company and the Shareholders as a whole. On such basis, the Board of Directors of the Company suggests the Independent Shareholders of the Company to consent to such transactions.

Further, an Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions, and the Independent Financial Advisor has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

4.	GENERAL INFORMATION

4.1	Information on the Company

The Company and its subsidiaries are mainly engaged in petroleum and natural gas-related activities, including:

(1)	the exploration, development, production and sale of crude oil and natural gas;

(2)	the refining, transportation, storage and marketing of crude oil and petroleum products;

(3)	the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

(4)	the transmission of natural gas, crude oil and refined oil products, and the sale of natural gas.

4.2	Information on China National Petroleum Corporation

The controlling shareholder of the Company is China National Petroleum Corporation. China National Petroleum Corporation is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company in July 1998. CNPC is also a state-authorised investment corporation and state-owned enterprise. China National Petroleum Corporation is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

4.3	Information on CNPC Finance

As approved by the People’s Bank of China and the China Banking Regulatory Commission, the principal business activities of CNPC Finance include providing guarantee to members of the CNPC group and the Group, providing entrusted loan and entrusted investment services to members of the CNPC group and the Group, bill acceptance and discounting for members of the CNPC group and the Group, internal fund transfer and settlement among members of the CNPC group and the Group and relevant internal settlement and clearance plans designing, taking deposits from members of the CNPC group and the Group, providing loans and financing leases to members of the CNPC group and the Group, underwriting corporate bonds of members of the CNPC group and the Group, and investment in marketable securities.

4.4	Information on Kunlun Leasing

Kunlun Leasing is held as to 90% by CNPC and is a non-bank financial institution established in 2010 with the approval of the China Banking Regulatory Commission. Kunlun Leasing is principally engaged in financial leasing, accepting fixed deposits from shareholders with maturities of one year or above, interbank borrowings and loans to financial institutions, etc.

4.5	Relationship between the Company and the connected person

Name of connected person	Relationship with the Company	Status of compliance with the listing rules
CNPC and its associates	Controlling shareholder and its associate	Connected person as defined under item 1 & item 2 of Rule10.1.3 of the Shanghai Listing Rules and as defined under the HKEx Listing Rules.

5.	CIRCULAR, VIEWS OF THE INDEPENDENT BOARD COMMITTEE AND ADVICE OF THE INDEPENDENT FINANCIAL ADVISOR

In accordance with the HKEx Listing Rules, the views of the Independent Board Committee as well as the advice of the Independent Financial Advisor to the Independent Board Committee and the Independent Shareholders in respect of the terms and conditions and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions will be stated in a circular to be despatched to the Shareholders.

A circular containing, amongst other things, further information on the terms of the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of the Independent Financial Advisor, together with a notice to convene the Extraordinary General Meeting to approve the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions, is expected to be issued to the Shareholders on or before 10 September 2014.

6.	APPROVAL OF AGREEMENTS

The Board has approved on the New Comprehensive Agreement. Pursuant to the HKEx Listing Rules and the Shanghai Listing Rules, the New Comprehensive Agreement shall also be approved by the Independent Shareholders at the Extraordinary General Meeting, and CNPC and its associates will abstain from voting in view of their interests thereon.

7.	DOCUMENTS FOR INSPECTION

The following documents are available for inspection at the legal address of the Company during its normal business hours:

1.	Resolutions passed at the third meeting of the sixth session of the Board

2.	Opinion of the independent non-executive directors of the Company

3.	Opinion of the Audit Committee of the Board

4.	The New Comprehensive Agreement

8.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares.

“amended Buildings Leasing Contract”	the amended buildings leasing contract entered into between the Company and CNPC on 25 August 2011.

“associate(s)”	has the meanings ascribed to it under the HKEx Listing Rules.

“A Shares”	the domestic ordinary shares issued by the Company to domestic investors for subscription and trading and denominated in Renminbi.

“Board”	the board of directors of the Company.

“Buildings Leasing Contract”	the buildings leasing contract dated 10 March 2000 entered into between the Company and CNPC pursuant to which CNPC has leased to the Company buildings located throughout the PRC for the use by the Company for its business operation including the exploration, development and production for a term of 20 years, as amended by a supplemental agreement dated 26 September 2002.

“CNPC”	China National Petroleum Corporation, a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company, and for the purpose of this announcement, unless otherwise specified, shall include other subsidiaries and units of CNPC (including subsidiaries, branches and relevant units) other than the Group.

“CNPC Finance”	(China Petroleum Finance Company Limited), owned as to 51% by CNPC and 49% by the Company.

“Company”	PetroChina Company Limited, a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H shares of which are listed on the Hong Kong Stock Exchange with American Depository Shares listed on the New York Stock Exchange and the A shares are listed on the Shanghai Stock Exchange.

“Comprehensive Agreement”	the comprehensive products and services agreement dated 25 August 2011 entered into between CNPC and the Company regarding the provision by the Group to CNPC and by CNPC to the Group, of a range of products and services from time to time, effective as of 1 January 2012 and effective for 3 years.

“Continuing Connected Transactions”	the continuing connected transactions which have been and will continue to be entered into between the Group and CNPC, details of which are set out in section 1 of this announcement.

“controlling shareholder”	has the meanings ascribed to it under the HKEx Listing Rules.

“Director(s)”	directors of the Company.

“Extraordinary General Meeting”	an extraordinary general meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, PRC at 9 a.m. on 29 October 2014 to approve, among other things, the Non-Exempt Continuing Connected Transactions and the Proposed Caps of the Non-Exempt Continuing Connected Transactions.

“Group”	the Company and its subsidiaries.

“HKEx Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange.

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC.

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited.

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s).

“Independent Board Committee”	the independent committee of the Board, comprising Mr Chen Zhiwu, Mr Richard H. Matzke and Mr Lin Boqiang, the independent non-executive Directors of the Company, established for the purpose of reviewing and advising the Independent Shareholders in respect of the New Comprehensive Agreement, the Non-Exempt Continuing Connected Transactions and the relevant Proposed Caps.

“Independent Financial Advisor”	CMB International Capital Limited, a licensed corporation carrying out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, and the independent financial advisor appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms and the relevant Proposed Caps in connection with the Non-Exempt Continuing Connected Transactions.

“Independent Shareholders”	the shareholders of the Company other than the CNPC and its associates.

“Jointly-held Entities”	a subsidiary of the Company in which both the Company and CNPC are shareholders, and where CNPC and/or its subsidiaries and/or affiliates (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company.

“Kunlun Leasing”	(Kunlun Financial Leasing Co., Ltd. ), a company incorporated in the PRC with limited liability, which is directly owned as to 90% by CNPC.

“Land Use Rights Leasing Contract”	the land use rights leasing contract dated 10 March 2000 entered into between the Company and CNPC pursuant to which CNPC has leased to the Company parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group for a term of 50 years.

“New Comprehensive Agreement”	the comprehensive products and services agreement dated 28 August 2014 entered into between CNPC and the Company regarding the provision by the Group to CNPC and by CNPC to the Group, of a range of products and services from time to time which shall come into effect on 1 January 2015.

“Non-Exempt Continuing Connected Transactions”	the Continuing Connected Transactions under the categories of (1)(a), (2)(a) and (2)(b), as set out in the section headed “Renewal of Continuing Connected Transactions in respect of 2015-2017” in this announcement.

“PRC” or “China”	the People’s Republic of China (for the purpose of this announcement, excludes Hong Kong, the Macao Special Administrative Region and Taiwan).

“Proposed Caps”	the proposed annual caps in respect of the Continuing Connected Transactions, including the Non-Exempt Continuing Connected Transactions.

“Relevant Category”	the relevant category of the Continuing Connected Transactions the annual cap of which for the year ending 31 December 2014 will be subject to revision.

“Revised 2014 Annual Cap”	the revised annual cap in respect of the Relevant Category for the year 2011.

“RMB”	Renminbi, the lawful currency of the PRC.

“Shanghai Stock Exchange”	The Shanghai Stock Exchange.

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange.

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s).

“Shareholder(s)”	holder(s) of Shares of the Company.

“SSE Guidelines on Connected Transactions”	Guidelines of the Shanghai Stock Exchange on Affiliated Transactions of Listed Companies.

“subsidiaries”	has the meanings ascribed to it under the HKEx Listing Rules.

“substantial shareholder”	has the meanings ascribed to it under the HKEx Listing Rules.

“Supervisory Committee”	the supervisory committee of the Company.

By order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

Beijing, the PRC

28 August 2014

As at the date of this announcement, the Board of Directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan as vice Chairman and non-executive Director; Mr. Wang Dongjin as vice Chairman and executive Director; Mr Yu Baocai, Mr Shen Diancheng and Mr. Liu Yuezhen as non-executive Directors; Mr Liu Hongbin as executive Director; and Mr Chen Zhiwu, Mr Richard H. Matzke and Mr Liu Boqiang as independent non-executive Directors.